Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Appointment of New Chief Financial Officer

Beijing, September 8, 2023 -- Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer operating primarily in China and also in other countries, announces that the Board of Directors have approved Mr. Yu “Brian” Chen’s resignation as the Company’s Chief Financial Officer due to personal reasons, effective immediately. Mr. Cheng Li will be appointed as the new Chief Financial Officer, effective immediately.

Prior to joining the Company, Mr. Cheng Li served as the General Manager of the Finance and Treasury Department and the General Manager of the Finance Services Center of PowerChina Real Estate Group Ltd. from August 2020 to September 2023.  From May 2016 to August 2020, Mr. Li served as the General Manager of Headquarters Account Management Department of China Fortune Land Development Co., Ltd.  From 2009 to 2016, Mr. Li served as the Director of Finance Management Center of Longfor Properties Co. Ltd.  From 2005 to 2009, Mr. Li served as the Assistant Manager at KPMG Huazhen LLP.  Mr. Li obtained a bachelor’s degree in Marketing and Sales from Tong Ji University in July 2005.  The board believes that Mr. Li’s professional expertise in the field of finance and accounting will contribute to the company’s further development.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi’an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about future debt and financial position, potential future collaborative efforts, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; the impact of pandemics, such as Covid-19, on the real estate market and the economies in our markets; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2022. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Mr. Scott Zhang

Investor Relations

Tel: +86 (10) 8588-9351

Email: irteam@xyre.com